Putnam Premier Income Trust, as of January 31, 2018, semiannual shareholder report

Item 60

The fund is currently operating as a diversified fund. In the future, the fund may operate as a non diversified fund to the extent permitted by applicable law. Under current law, shareholder approval would be required before the fund could operate as a non diversified fund.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.